Exhibit 99.1
press release

ArcelorMittal announces the publication of first quarter 2022 Ebitda sell-side analyst consensus figures
25 April 2022, 14:15 CET

ArcelorMittal today announces the publication of its first quarter 2022 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of approximately 15-20 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.
EBITDA consensus estimates
Period	Number of sell-side analysts participation	EBITDA consensus average $ million
1Q 2022	17	$4,566

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the 1Q 2022 group consensus outlined above are the following:
•	BancoSabedll - Óscar Rodríguez Rouco
•	Barclays – Tom Zhang
•	CITI – Ephrem Ravi
•	Credit Suisse - Carsten Riek
•	Deutsche Bank - Bastian Synagowitz
•	Exane – Seth Rosenfeld
•	Goldman Sachs - Jack O’Brien
•	Groupo Santander - Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	Jefferies - Alan Spence

•	JPM – Luke Nelson
•	Kepler - Rochus Brauneiser
•	Keybanc - Phil Gibbs
•	Morgan Stanley - Alain Gabriel
•	Oddo - Alain Williams
•	Renta4 - Iván San Felix Carbajo
•	UBS – Myles Allsop, Andrew Jones

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh	+44 20 3214 2419
Tel:	press@arcelormittal.com
E-mail: